UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Amendment No. 4

City National Bancshares Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

178002101

(CUSIP Number)

Preston D. Pinkett, III
900 Broad Street

Newark, NJ 07102
Telephone: (973) 624-0865

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 178002101	13D/A	Page 2 of 3

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Preston D. Pinkett, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 20,094
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 20,094
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,094
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14		TYPE OF REPORTING PERSON IN

CUSIP No.: 178002101	13D/A	Page 3 of 3

Item 5. Interest in Securities of the Issuer.

(a)– (b) Mr. Pinkett’s beneficial ownership (including shares of Common Stock as to which he has sole dispositive power and sole voting power) increased from 18,341 shares of Common Stock as of July 19, 2012 (reported on the Schedule 13D/A Amendment No. 3, amended hereby, filed July 19, 2012 (the “Last Filing”)) to 20,094 shares of Common Stock as of August 20, 2012 (including, in each case, 3,288 shares of Common Stock vesting within 60 days of said date). Mr. Pinkett’s 13.3% beneficial ownership represents a 1% increase from amounts reported on the Last Filing. The increase stems from additional shares to which Mr. Pinkett became entitled under his Employment Agreement dated as of November 1, 2011 (the “Employment Agreement”) during the period from July 19, 2012 to August 20, 2012. The percentage calculations in this Schedule 13D/A are based on 148,103 shares of the Common Stock deemed outstanding, as of August 20, 2012 (prior to adjustments mandated by Rule 13d-3 of the Exchange Act) plus 3,288 shares vesting within 60 days of such date mandated to be included in the calculation by Section 13d-3 of the Exchange Act (for a total of 151,390 shares). As of August 20, 2012, the Issuer has not issued all of the shares of Common Stock to which Mr. Pinkett is entitled as of such date under his Employment Agreement, and Mr. Pinkett cannot vote unissued shares of Common Stock until such issuance takes place (although such shares of Common Stock are included in the 148,103 shares deemed outstanding for purposes of this Schedule 13D).

(c) Pursuant to the Employment Agreement, Mr. Pinkett is entitled to acquire 20,000 shares of the Common Stock over a twelve month period, which period commenced November 1, 2011. Prior to entering into the Employment Agreement, Mr. Pinkett owned 697 shares of Common Stock. Mr. Pinkett’s beneficial ownership as of July 19, 2012 was 12.3% and as of August 20, 2012 Mr. Pinkett’s beneficial ownership increased by 1% to a 13.3% beneficial ownership.

(d)-(e) not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2012

/s/ Preston Pinkett
Preston D. Pinkett III